UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: January 28, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated January 28, 2008, entitled “CNOOC Ltd. Ink A Deal with Talisman on Tangguh LNG Project”.

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED

FOR IMMEDIATE RELEASE

CNOOC Ltd. Ink A Deal with Talisman on Tangguh LNG Project

(Hong Kong, Jan 28 2008) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today, it has reached agreement with Talisman Energy Inc. to sell a 3.06% working interest in the Tangguh LNG Project with a consideration of US$ 212.5 million. The transaction has been completed through the equity transfer of an indirect subsidiary of CNOOC Limited and became effective on 1 January 2008 (Hong Kong time).

The Tangguh LNG Project, located in West Papua, Indonesia, consists of a number of offshore gas wells, production facilities, pipelines and LNG plant facilities with a nameplate capacity of 7.6 million tons per year. The Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. First LNG is expected in late 2008.

Before the transaction, CNOOC Ltd. owned 16.96% of working interests in Tangguh project.

“Such an agreement between both companies is consistent with the portfolio management strategy of CNOOC Ltd. so as to maximize shareholders’ value”, Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company commented, “With significant presence remained in Tangguh project, we welcome Talisman as a new partner to further develop the gas business, which I believe, will bring generous return to the Company and the shareholders as a whole.”

-End -

Tangguh Fast Facts

Field Characteristics
Location	Bintuni Bay, Papua
Production sharing contracts	Berau, Wiriagar and Muturi
Date discovered	1994
Water depth of the platform	Up to 60 meters
Proven reserves	14.4 tcf gas
Development components	Two wellhead platforms offshore exporting unprocessed gas via 24 inch diameter pipelines running 22 km to LNG plant onshore
Development consent	March 2005
First LNG	Late 2008
Max. design capacity for LNG plant (two trains)	7.6 mmtpa
Partners	BP Berau Ltd 37.16% MI Berau B.V 16.30% CNOOC Ltd. 13.90% Nippon Oil Exploration (Berau), Ltd 12.23% KG Berau/KG Wiriagar 10.00% LNG Japan Corporation 7.35% Talisman 3.06%
Estimated development cost	$US 5 billion

Offshore Gas Production Facilities
Lead contractor	PT Saipem Indonesia
Platforms	Two, 6 legged, normally unattended wellhead platforms controlled from shore
Well slots	16 per platform
Weight	Deck : Approx. 1800 MT, Jacket : 2100 MT
Dimensions (height and width at base)	Jackets: approx. 67m (h) x 20mx30m (w). Decks : Approx. 30m x 35 m (w)
Where built	PT Guna Nusa fabrication yard, Cilegon
Date installed	1Q 2007
Pipelines	Two, 24 inch pipelines, running 22 km to shore. To be installed in 4Q-2006

Onshore LNG Facilities
EPC contractor	Consortium KJP (Kellogg Brown &Root, JGC and PT Pertafenikki)
Processing equipment	Two train 3.8 mmtpa capacity each to liquefy gas into LNG
LNG storage tanks	Two insulated tanks capable of storing 170,000 m3 each
Export	LNG export jetty designed for 140,000 ton LNG carriers

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com

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